Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-56051) of HRPT Properties Trust and in the related Prospectus of (i) our report dated October 7, 2003, with respect to the statement of revenues and certain operating expenses for The 25 Way, (ii) our report dated November 17, 2003, with respect to the statement of revenues and certain operating expenses for Mansfield Corporate Center, (iii) our report dated November 17, 2003, with respect to the statement of revenues and certain operating expenses for Cabot Business Park, and (iv) our report dated October 28, 2003, with respect to the statement of revenues and certain operating expenses for Candler Building, all included in the Current Report on Form 8-K of HRPT Properties Trust, dated December 5, 2003.

/s/ Ernst & Young LLP
Ernst & Young LLP

Boston, Massachusetts

December 19, 2003